2121 Old Gatesburg Road, Suite 110 State College, PA 16803 Main Office: (814) 308-9754 www.eclipseresources.com

September 17, 2015

VIA EDGAR

H. Roger Schwall, Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eclipse Resources Corporation
Registration Statement on Form S-3
File No. 333-206308

Ladies and Gentlemen:

Set forth below is the response of Eclipse Resources Corporation, a Delaware corporation (the “Company,” “we,” “our” or “us”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated September 3, 2015, concerning the above referenced filing (the “Registration Statement”). For ease of reference, we have included the text of the Staff’s comments in bold type below, followed by the Company’s responses.

General

1.	You state on page 22 that you “may issue purchase contracts separately or as a part of units each consisting of a purchase contract and one or more of the other securities described in this prospectus or securities of third parties . . . .” To the extent that you include the offering of third-party securities, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations.

Response: In response to the Staff’s comment, we have revised the prospectus included in the Registration Statement to remove references to third party securities.

2.	Even if you have an exemption available for the offer and sale of securities of third parties, you must provide information about the issuer of those securities in your registration statement. Please confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third-party securities. If you wish to include the third party securities, provide us with your analysis as to why registration under the Securities Act is not required. If you do not wish to offer third party securities, please remove these references from the prospectus.

Response: In response to the Staff’s comment, we have revised the prospectus included in the Registration Statement to remove references to third party securities.

September 17, 2015

Undertakings, page II-2

3.	Please revise to include the undertaking specified in Item 512(i) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the Registration Statement to include the undertaking specified in Item 512(i) of Regulation S-K.

*****

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (814) 409-7002 with any questions or comments regarding this correspondence.

Regards,

/s/ Christopher K. Hulburt

Christopher K. Hulburt

Executive Vice President, Secretary and General Counsel

Eclipse Resources Corporation

cc:	Glen J. Hettinger, Norton Rose Fulbright US LLP
Bryn A. Sappington, Norton Rose Fulbright US LLP